Exhibit 99.1

AKARI THERAPEUTICS, PLC

For The Six Month Period Ended June 30, 2023

Condensed Consolidated Financial Statements (Unaudited)

AKARI THERAPEUTICS, PLC

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited, in U.S. dollars)

	June 30,	December 31,
	2023	2022*
Assets
Current assets:
Cash	$7,180,688	$13,249,945
Prepaid expenses	629,938	465,244
Other current assets	186,566	99,543
Total current assets	7,997,192	13,814,732

Patent acquisition costs, net	15,779	16,880
Total assets	$8,012,971	$13,831,612

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	$1,030,622	$946,658
Accrued expenses	2,401,984	3,148,090
Warrant liability	1,704,790	7,852,000
Other liability	94,118	94,118
Total liabilities	5,231,514	12,040,866

Commitments and contingencies (Note 7)

Shareholders’ equity:
Share capital of $0.0001 par value
Authorized: 35,000,000,000 and 15,000,000,000 ordinary shares at June 30, 2023 and December 31, 2022, respectively; issued and outstanding: 10,122,321,523 and 7,444,917,123 at June 30, 2023 and December 31, 2022, respectively	1,012,232	744,492
Additional paid-in capital	170,853,009	167,076,392
Capital redemption reserve	52,193,811	52,193,811
Accumulated other comprehensive loss	(825,877)	(770,839)
Accumulated deficit	(220,451,718)	(217,453,110)
Total shareholders’ equity	2,781,457	1,790,746
Total liabilities and shareholders’ equity	$8,012,971	$13,831,612

See notes to condensed consolidated financial statements.

* The condensed balance sheet at December 31, 2022 has been derived from the audited financial statements at that date.

AKARI THERAPEUTICS, PLC

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Unaudited, in U.S. dollars)

	Six Months Ended June 30,
	2023	2022
Operating expenses:
Research and development expenses	$3,255,221	$4,990,715
General and administrative expenses	5,954,379	6,069,422
Total operating expenses	9,209,600	11,060,137
Loss from operations	(9,209,600)	(11,060,137)

Other income:
Interest income	59,091	8,317
Change in fair value of warrant liability	6,147,210	—
Foreign currency exchange gain	27,516	211,761
Other expenses	(22,825)	(16,314)
Total other income, net	6,210,992	203,764
Net loss	$(2,998,608)	$(10,856,373)

Net loss per ordinary share, basic and diluted	$(0.00)	$(0.00)
Weighted average ordinary shares outstanding — basic and diluted	8,787,337,361	5,648,226,680

Comprehensive loss:
Net loss	$(2,998,608)	$(10,856,373)
Other comprehensive loss:
Foreign currency translation adjustment	(55,038)	(80,590)
Total comprehensive loss	$(3,053,646)	$(10,936,963)

See notes to condensed consolidated financial statements.

AKARI THERAPEUTICS, PLC

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited, in U.S. dollars)

	Six Months Ended June 30, 2023
					Accumulated
			Additional	Capital	Other		Total
	Share Capital		Paid-in	Redemption	Comprehensive	Accumulated	Shareholders’
	Shares	Amount	Capital	Reserve	Loss	Deficit	Equity
Balance at December 31, 2022	7,444,917,123	$744,492	$167,076,392	$52,193,811	$(770,839)	$(217,453,110)	$1,790,746
Issuance of share capital, net of issuance costs	2,666,666,700	266,666	3,235,091	—	—	—	3,501,757
Issuance of share capital upon vesting of restricted stock units	10,737,700	1,074	—	—	—	—	1,074
Stock-based compensation	—	—	541,526	—	—	—	541,526
Comprehensive loss	—	—	—	—	(55,038)	(2,998,608)	(3,053,646)
Balance at June 30, 2023	10,122,321,523	$1,012,232	$170,853,009	$52,193,811	$(825,877)	$(220,451,718)	$2,781,457

	Six Months Ended June 30, 2022
					Accumulated
			Additional	Capital	Other		Total
	Share Capital		Paid-in	Redemption	Comprehensive	Accumulated	Shareholders’
	Shares	Amount	Capital	Reserve	Loss	Deficit	Equity
Balance at December 31, 2021	4,759,731,923	$475,973	$153,130,813	$52,193,811	$(540,967)	$(199,705,048)	$5,554,582
Issuance of share capital, net of issuance costs	1,175,185,200	117,519	13,368,950	—	—	—	13,486,469
Stock-based compensation	—	—	221,692	—	—	—	221,692
Comprehensive loss	—	—	—	—	(80,590)	(10,856,373)	(10,936,963)
Balance at June 30, 2022	5,934,917,123	$593,492	$166,721,455	$52,193,811	$(621,557)	$(210,561,421)	$8,325,780

See notes to condensed consolidated financial statements.

AKARI THERAPEUTICS, Plc

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited, in U.S. dollars)

	Six Months Ended June 30,
	2023	2022
Cash Flows from Operating Activities:
Net loss	$(2,998,608)	$(10,856,373)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization	1,850	1,948
Stock-based compensation	541,526	221,692
Change in fair value of warrant liability	(6,147,210)	—
Foreign currency exchange gain	(52,070)	(136,504)
Changes in operating assets and liabilities:
Prepaid expenses	(164,484)	(908,468)
Other current assets	(86,979)	(24,871)
Accounts payable	78,814	(147,136)
Accrued expenses	(746,541)	(1,773,629)
Net cash used in operating activities	(9,573,702)	(13,623,341)

Cash Flows from Financing Activities:
Proceeds from issuance of shares, net of issuance costs	3,501,757	12,366,469
Proceeds from employee vesting of restricted shares	1,074	—
Net cash provided by financing activities	3,502,831	12,366,469

Effect of exchange rates on cash	1,614	46,779

Net decrease in cash	(6,069,257)	(1,210,093)
Cash, beginning of period	13,249,945	9,361,270
Cash, end of period	$7,180,688	$8,151,177

Supplemental disclosures of non-cash financing activities
Ordinary share subscriptions deposit	$—	$1,120,000

See notes to condensed consolidated financial statements.

AKARI THERAPEUTICS, PLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 1 – Nature of Business

Business Overview

Akari Therapeutics, Plc, (the “Company” or “Akari”) is incorporated in the United Kingdom. The Company is a clinical-stage biotechnology company focused on developing advanced therapies for autoimmune and inflammatory diseases involving the complement component 5 (C5) and leukotriene B4 (LTB4) pathways. The Company’s activities since inception have consisted of performing research and development activities and raising capital.

The Company is subject to a number of risks similar to those of clinical stage companies, including dependence on key individuals, uncertainty of product development and generation of revenues, dependence on outside sources of capital, risks associated with the Russian invasion of Ukraine, risks associated with clinical trials of products, dependence on third-party collaborators for research and development operations, need for marketing authorization of products, risks associated with protection of intellectual property, and competition with larger, better-capitalized companies.

To fully execute its business plan, the Company will need, among other things, to complete its research and development efforts and clinical and regulatory activities. These activities may take several years and will require significant operating and capital expenditures in the foreseeable future. There can be no assurance that these activities will be successful. If the Company is not successful in these activities it could delay, limit, reduce or terminate preclinical studies, clinical trials or other research and development activities.

Liquidity and Financial Condition

The Company follows the provisions of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 205-40, Presentation of Financial Statements—Going Concern, which requires management to assess the Company’s ability to continue as a going concern within one year after the date the consolidated financial statements are issued.

The Company has incurred substantial losses and negative cash flows since inception and had an accumulated deficit of $220.5 million as of June 30, 2023. The Company’s cash balance of $7.2 million as of June 30, 2023 is not sufficient to fund its operations for the one-year period after the date these condensed consolidated financial statements are issued. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

Nasdaq Continued Listing Rules

On October 24, 2022, the Company received a deficiency notification letter from the Listing Qualifications Staff (the “Staff”) of the Nasdaq Stock Market (“Nasdaq”) indicating that the Company was not in compliance with Nasdaq Listing Rule 5550(a)(2) because the bid price for the Company’s Common Stock had closed below $1.00 per share (the “Minimum Bid Requirement”) for the previous thirty consecutive business days. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company had 180 calendar days from the date of such notice, or until April 24, 2023, to regain compliance with the Minimum Bid Requirement. To regain compliance, the bid price for the Company’s American Depository Shares (“ADSs”) must have closed at $1.00 per share or more for a minimum of ten consecutive business days. On April 25, 2023, the Staff granted the Company an additional 180 calendar day period, or until October 23, 2023, in which to regain compliance with the Minimum Bid Requirement.

Following the successful completion of the ADS Ratio Change (defined below), the Company received a written notice from the Staff that it has regained compliance with the Minimum Bid Requirement as a result of the Company’s ADSs having a closing bid price of $1.00 per share or greater for 10 consecutive business days.

While the Company has regained compliance and is currently in compliance with Nasdaq continued listing requirements, there is no guarantee that the Company will be able to perpetually satisfy Nasdaq’s continued listing requirements to maintain its listing on Nasdaq for any periods of time. The Company’s failure to continue to meet these requirements may result in its securities being delisted from Nasdaq.

ADS Ratio Change

Effective August 17, 2023, the Company changed the ratio of its ADSs to ordinary shares from one ADS representing 100 ordinary shares to a new ratio of one ADS representing 2,000 ordinary shares (the “ADS Ratio Change”). All ADS and per ADS amounts in the accompanying condensed consolidated financial statements and notes thereto have been retroactively adjusted for all periods presented to reflect the ADS Ratio Change.

NOTE 2 – Summary of Significant Accounting Policies

Basis of presentation – The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S. GAAP for interim financial information and the rules and regulations of the United States Securities and Exchange Commission (“SEC”) and assumes that the Company will continue to operate as a going concern. Accordingly, they do not include all the information and footnotes required by U.S. GAAP for complete financial statements. These condensed consolidated financial statements have been prepared on the same basis as the Company’s annual consolidated financial statements and, in the opinion of management, reflect all adjustments, including normal and recurring adjustments, which the Company considers necessary for the fair presentation of financial information. The results of operations and comprehensive loss for the six months ended June 30, 2023 are not necessarily indicative of expected results for the fiscal year ended December 31, 2023 or any other future period. These interim condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements as of December 31, 2022 and notes thereto included in its Form 20-F for the year ended December 31, 2022 as filed with the SEC on May 1, 2023 (“2022 Annual Report”).

Principles of consolidation – The unaudited condensed consolidated financial statements include the accounts of the Company, Celsus Therapeutics, Inc., a Delaware corporation, Volution Immuno Pharmaceuticals SA, a private Swiss company, and Akari Malta Limited, a private Maltese company, each wholly-owned subsidiaries. All intercompany transactions have been eliminated.

Foreign currency – The functional currency of the Company is U.S. dollars, as that is the primary economic environment in which the Company operates as well as the currency in which it has been financed.

The reporting currency of the Company is U.S. dollars. The Company translates its non-U.S. operations’ assets and liabilities denominated in foreign currencies into U.S. dollars at current rates of exchange as of the balance sheet date and income and expense items at the average exchange rate for the reporting period. Translation adjustments resulting from exchange rate fluctuations are recorded as foreign currency translation adjustments, a component of accumulated other comprehensive loss. Gains or losses from foreign currency transactions are included in foreign currency exchange gains/(losses).

Use of estimates – The preparation of the Company’s condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that may affect the reported amounts of assets, liabilities, and the reported amounts of expenses during the reporting periods. Significant estimates and assumptions reflected in these condensed consolidated financial statements include, but are not limited to, the valuation of share-based awards, the valuation of warrant liabilities, research and development prepayments, accruals and related expenses, and the valuation allowance for deferred income taxes. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. Estimates are periodically reviewed considering changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results may differ from those estimates or assumptions.

Fair value measurements –Certain assets and liabilities are carried at fair value under U.S. GAAP. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC 820, Fair Value Measurements and Disclosures (“ASC 820”) establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

●	Level 1 – quoted prices in active markets for identical assets and liabilities.
●	Level 2 – inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
●	Level 3 – unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Determining which category an asset or liability falls within the hierarchy requires significant judgment. The Company evaluates its hierarchy disclosures each reporting period. The fair value hierarchy also requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The carrying values of the Company’s cash, prepaid expenses and other current assets, accounts payable and accrued expenses approximate their fair values due to the short-term nature of these assets and liabilities. The Company’s liability-classified warrants are recorded at their estimated fair value. See Note 3.

Cash – The Company considers all highly-liquid investments with original maturities of 90 days or less at the time of acquisition to be cash equivalents. The Company had no cash equivalents as of June 30, 2023 and December 31, 2022.

Prepaid expenses – Payments made prior to the receipt of goods or services are capitalized until the goods or services are received.

Other current assets – Other current assets consist principally of Value Added Tax (“VAT”) receivables.

Patent acquisition costs – Patent acquisition costs and related capitalized legal fees are amortized on a straight-line basis over the shorter of the legal or economic life. The estimated useful life is 22 years. The Company expenses costs associated with maintaining and defending patents after their issuance in the period incurred. Amortization expense for each of the six months ended June 30, 2023 and 2022 was less than $0.1 million.

Accrued expenses – As part of the process of preparing the unaudited condensed consolidated financial statements, the Company estimates accrued expenses. This process involves identifying services that third parties have performed on the Company’s behalf and estimating the level of service performed and the associated cost incurred on these services as of each balance sheet date in the Company’s unaudited condensed consolidated financial statements. Examples of estimated accrued expenses include contract service fees in conjunction with pre-clinical and clinical trials, professional service fees and contingent liabilities. In connection with these service fees, the Company’s estimates are most affected by its understanding of the status and timing of services provided relative to the actual services incurred by the service providers. If the Company does not identify certain costs that have been incurred or it under or over-estimates the level of services or costs of such services, the Company’s reported expenses for a reporting period could be understated or overstated. The date on which certain services commence, the level of services performed on or before a given date, and the cost of services are often subject to the Company’s estimation and judgment. The Company makes these judgments based upon the facts and circumstances known to it in accordance with U.S. GAAP.

Warrant Liability – The Company accounts for ordinary share or ADS warrants as either equity instruments, liabilities or derivative liabilities in accordance with ASC Topic 480, Distinguishing Liabilities from Equity (“ASC 480”) and/or ASC Topic 815, Derivatives and Hedging (“ASC 815”), depending on the specific terms of the warrant agreement. Liability-classified warrants are recorded at their estimated fair values at issuance are remeasured each reporting period until they are exercised, terminated, reclassified or otherwise settled. Changes in the estimated fair value of liability-classified warrants are recorded in Change in Fair Value of Warrant Liability in the Company’s condensed consolidated statements of operations and comprehensive loss. Equity-classified warrants are recorded within additional paid-in capital at the time of issuance and not subject to remeasurement.

Research and development expenses – Costs associated with research and development are expensed as incurred unless there is an alternative future use in other research and development projects. Research and development expenses include, among other costs, salaries and personnel–related expenses, fees paid for contract research services, fees paid to clinical research organizations, costs incurred by outside laboratories, manufacturers and other accredited facilities in connection with clinical trials and preclinical studies.

Payments made prior to the receipt of goods or services to be used in research and development are capitalized until the goods or services are received. The Company records expenses related to clinical studies and manufacturing development activities based on its estimates of the services received and efforts expended pursuant to contracts with multiple contract research organizations and manufacturing vendors that conduct and manage these activities on its behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract, and may result in uneven payment flows. There may be instances in which payments made to the Company’s vendors will exceed the level of services provided and result in a prepayment of the expense. Payments under some of these contracts depend on factors such as the successful enrollment of subjects and the completion of clinical study milestones. In amortizing or accruing service fees, the Company estimates the time period over which services will be performed, enrollment of subjects, number of sites activated and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from the Company’s estimate, the Company will adjust the accrued or prepaid expense balance accordingly.

The Company accounts for research and development tax credits at the time its realization becomes probable as a credit to research and development expenses in the condensed consolidated statements of operations and comprehensive loss.

Stock-based compensation expense – The Company measures all stock-based awards granted to employees, directors and non-employees based on the estimated fair value on the date of grant and recognizes compensation expense of those awards over the requisite service period, which is generally the vesting period of the respective awards. Forfeitures are accounted for as they occur. The Company classifies stock-based compensation expense in its condensed consolidated statements of operations and comprehensive loss in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

The fair value of each restricted ordinary share award is determined on the date of grant based on the fair value of the Company’s ordinary shares on that same date. The fair value of each share option grant is determined on the date of grant using the Black-Scholes option pricing model, which requires inputs based on certain subjective assumptions, including the expected stock price volatility, the expected term of the award, the risk-free interest rate, and expected dividends (See Note 5). Beginning on January 1, 2023, the Company began using its historical stock price volatility to determine the volatility assumption to be used in its Black-Scholes option pricing model. Prior to January 1, 2023, the Company estimated its expected stock price volatility based on the historical volatility of publicly traded peer companies. The expected term of the Company’s options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. The expected dividend yield is based on the fact that the Company has never paid cash dividends on ordinary shares and does not expect to pay any cash dividends in the foreseeable future.

Leases – The Company accounts for its leases in accordance with ASC 842, Leases. In accordance with ASC 842, the Company records a right-of-use (“ROU”) asset and corresponding lease liability on the balance sheet for all leases with terms longer than 12 months. Leases with an initial term of twelve months or less are not recorded on the consolidated balance sheet and are recognized on a straight-line basis over the lease term. As of June 30, 2023 and December 31, 2022, the Company did not have a lease with a term longer than twelve months. Accordingly, no ROU assets and corresponding lease liabilities are included in the Company’s condensed consolidated balance sheets as of June 30, 2023 or December 31, 2022.

Concentration of credit risk – Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash. The Company generally maintains balances in various operating accounts at financial institutions in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

Income taxes – In accordance with ASC 270, Interim Reporting, and ASC 740, Income Taxes, the Company is required at the end of each interim period to determine the best estimate of its annual effective tax rate and then apply that rate in providing for income taxes on a current year-to-date (interim period) basis. For the six months ended June 30, 2023 and 2022, the Company recorded no tax expense or benefit due to the expected current year loss and its historical losses. The Company has not recorded its net deferred tax asset as of either June 30, 2023 or December 31, 2022 because it maintained a full valuation allowance against all deferred tax assets as of these dates as management has determined that it is not more likely than not that the Company will realize these future tax benefits. As of June 30, 2023 and December 31, 2022, the Company had no uncertain tax positions.

Net loss per share – Basic net income (loss) per ordinary share is computed by dividing net income (loss) available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted net income (loss) per ordinary share is computed by dividing the diluted net income (loss) available to ordinary shareholders by the weighted average number of ordinary shares, including potential dilutive ordinary shares assuming the dilutive effect as determined using the treasury stock method.

For periods in which the Company has reported net losses, diluted net loss per ordinary share is the same as basic net loss per ordinary share, since dilutive ordinary shares are not assumed to have been issued if their effect is anti-dilutive. The Company reported a net loss for the six months ended June 30, 2023 and 2022.

The following potential dilutive securities, presented based on amounts outstanding at the end of each reporting period, have been excluded from the calculation of diluted net loss per share because including them would have had an anti-dilutive impact:

	As of June 30,
	2023	2022
Options to purchase ordinary shares	680,112,400	379,811,585
Warrants to purchase ordinary shares	4,155,347,500	1,135,347,500
Unvested restricted stock units	418,580,700	21,475,400
Total anti-dilutive share equivalents	5,254,040,600	1,536,634,485

New Accounting Pronouncements – From time to time, new accounting pronouncements are issued by the FASB and rules are issued by the SEC that the Company has or will adopt as of a specified date. Unless otherwise noted, management does not believe that any other recently issued accounting pronouncements issued by the FASB or guidance issued by the SEC had, or is expected to have, a material impact on the Company’s present or future consolidated financial statements.

NOTE 3 – Fair Value Measurements

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table presents information about the Company’s financial liabilities measured at fair value on a recurring basis and indicates the level of the fair value hierarchy used to determine such values:

	June 30, 2023
	Total	Level 1	Level 2	Level 3
Liabilities
Warrant liability - Series A	$128,350	$—	$—	$128,350
Warrant liability - Series B	1,576,440	—	—	1,576,440
Total liabilities	$1,704,790	$—	$—	$1,704,790

	December 31, 2022
	Total	Level 1	Level 2	Level 3
Liabilities
Warrant liability - Series A	$1,812,000	$—	$—	$1,812,000
Warrant liability - Series B	6,040,000	—	—	6,040,000
Total liabilities	$7,852,000	$—	$—	$7,852,000

The Company’s Level 3 liabilities consist of the September 2022 Warrants (defined below), which were determined to be liability-classified instruments. There were no transfers between Level 1, Level 2, and Level 3 during the six months ended June 30, 2023.

Changes in Level 3 Liabilities Measured at Fair Value on a Recurring Basis

The following table summarizes the activity in the warrant liability measured at fair value on a recurring basis using unobservable inputs (Level 3) during the six months ended June 30, 2023:

	Warrant Liability
	Series A	Series B	Total
Balance, December 31, 2022	$1,812,000	$6,040,000	$7,852,000
Change in fair value	(1,683,650)	(4,463,560)	(6,147,210)
Balance, June 30, 2023	$128,350	$1,576,440	$1,704,790

Assumptions Used in Determining Fair Value of Liability-Classified Warrants

The fair value of the warrant liability is based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy. The fair value of both the Series A Warrants and the Series B Warrants (each defined below) was determined using the Black-Scholes Option Pricing Model, which uses various assumptions, including (i) fair value of the Company’s ADSs, (ii) exercise price of the warrant, (iii) expected term of the warrant, (iv) expected volatility and (v) expected risk-free interest rate.

Below are the assumptions used for the fair value calculations of the Series A Warrants and Series B Warrants (each defined below), as of June 30, 2023 and December 31, 2022, adjusted, where applicable, to reflect the ADS Ratio Change for all periods presented, as more fully described in Note 1:

	June 30, 2023		December 31, 2022
	Series A	Series B	Series A	Series B
Stock (ADS) price	$3.40	$3.40	$9.40	$9.40
Exercise price	$17.00	$17.00	$17.00	$17.00
Expected term (in years)	1.2	6.2	1.7	6.7
Expected volatility	90%	100%	80%	120%
Risk-free interest rate	5.3%	4.0%	4.4%	4.0%

NOTE 4 – Shareholders’ Equity

Ordinary Shares

On June 30, 2023, the Company’s shareholders approved an increase to the number of authorized ordinary shares the Company can issue to 35,000,000,000 ordinary shares. As of December 31, 2022, the Company was authorized to issue 15,000,000,000 ordinary shares.

March 2023 Registered Direct Offering

On March 31, 2023, the Company entered into securities purchase agreements with certain accredited and institutional investors, including Dr. Ray Prudo, the Company’s Chairman, providing for the issuance of an aggregate of 1,333,333 ADSs in a registered direct offering at $3.00 per ADS, resulting in gross proceeds of approximately $4.0 million. The Company paid an aggregate of approximately $0.5 million in placement agent fees and expenses.

September 2022 Registered Direct Offering

On September 14, 2022, the Company sold to certain accredited and institutional investors, led by existing investors of the Company, including Dr. Ray Prudo, the Company’s Chairman, an aggregate of 755,000 ADSs in a registered direct offering (“September 2022 Registered Direct Offering”) at $17.00 per ADS for aggregate gross proceeds of approximately $12.8 million. In connection with the sale of the ADSs in the September 2022 Registered Direct Offering, the Company issued to the investors registered Series A warrants (“Series A Warrants”) to purchase an aggregate of 755,000 ADSs at $17.00 per ADS and registered Series B warrants (“Series B Warrants”) to purchase an aggregate of 755,000 ADSs at $17.00 per ADS (collectively, the “September 2022 Warrants”).

The Company determined that the September 2022 Warrants are not indexed to the Company’s own stock in the manner contemplated by ASC 815-40-15, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock. The Company classifies the September 2022 Warrants as derivative liabilities in its condensed consolidated balance sheets. The Company measures the fair value of the warrants at the end of each reporting period and recognizes changes in the fair value from the prior period in the Company’s operating results for the current period. See Note 3 for discussion of fair value measurement of the warrant liabilities.

March 2022 Registered Direct Offering

On March 10, 2022, the Company sold to certain accredited and institutional investors, led by existing investors of the Company, including Dr. Ray Prudo, the Company’s Chairman, an aggregate of 372,042 ADSs in a registered direct offering (“March 2022 Registered Direct Offering”) at $24.00 per ADS for aggregate gross proceeds of approximately $8.9 million. The Company also entered into a letter agreement with Paulson Investment Company, LLC (the “March 2022 Placement Agent”) to serve as the placement agent for the Company in connection with this offering. In connection with the sale of the ADSs in the March 2022 Registered Direct Offering, the Company issued to the investors registered warrants to purchase an aggregate of 186,020 ADSs at $28.00 per ADS (“March 2022 Investor Warrants”). The March 2022 Investor Warrants are immediately exercisable and will expire five years from issuance, subject to adjustment as set forth therein. The Company paid to the March 2022 Placement Agent an aggregate of approximately $0.8 million in placement agent fees and expenses and issued registered warrants to the March 2022 Placement Agent to purchase an aggregate of 14,882 ADS (“March 2022 Placement Agent Warrants”) on the same terms as the March 2022 Investor Warrants, except that the March 2022 Placement Agent Warrants are exercisable at $30.00 per ADS.

The Company determined that the March 2022 Warrants met all of the criteria for equity classification. Accordingly, upon closing of the March 2022 Registered Direct Offering, the March 2022 Warrants were recorded as a component of additional paid-in capital.

Warrants

In connection with various financing transactions, the Company has issued warrants to purchase the Company’s ordinary shares represented by ADSs. The Company accounts for such warrants as equity instruments or liabilities, depending on the specific terms of the warrant agreement. See Note 2 for further details on accounting policies related to the Company’s warrants.

The following table summarizes the Company’s outstanding warrants as of June 30, 2023 and December 31, 2022:

	Number of Warrant ADSs
	June 30,	December 31,	Exercise	Expiration
Description	2023	2022	Price (per ADS)	Date
Equity-classified Warrants
2019 Investor Warrants	59,211	59,211	$60.00	07/01/2024
2019 Placement Warrants	8,881	8,881	$57.00	06/28/2024
2020 Investor Warrants	139,882	139,882	$44.00	Feb-Mar 2025
2020 Placement Warrants	22,481	22,481	$51.00	Feb-Mar 2025
July 2021 Placement Agent Warrants	19,919	19,919	$46.40	07/07/2026
December 2021 Investor Warrants	107,775	107,775	$33.00	01/04/2027
December 2021 Placement Agent Warrants	8,622	8,622	$35.00	12/29/2026
March 2022 Investor Warrants	186,020	186,020	$28.00	03/10/2027
March 2022 Placement Agent Warrants	14,882	14,882	$30.00	03/08/2027
	567,673	567,673
Liability-classified Warrants
September 2022 Series A Investor Warrants	755,000	755,000	$17.00	09/14/2024
September 2022 Series B Investor Warrants	755,000	755,000	$17.00	09/14/2029
	1,510,000	1,510,000
Total outstanding	2,077,673	2,077,673

NOTE 5 – Equity Incentive Plans

2023 Equity Incentive Plan

On June 30, 2023, the Company’s shareholders approved the 2023 Equity Incentive Plan (the “2023 Plan”), which provides for the grant of stock options, both incentive stock options and nonqualified stock options, stock, with and without vesting restrictions, restricted stock units and stock appreciation rights, to be granted to employees, directors and consultants. The Company is permitted to grant up to 980,000,000 ordinary share incentive awards under the 2023 Plan.

All outstanding ordinary shares under the 2014 Equity Incentive Plan (the “2014 Plan”) relating to stock options and restricted stock units may be issued under the 2023 Plan if such awards are forfeited, cancelled or expire unexercised. As of June 30, 2023, the Company had 855,637,300 outstanding stock options and restricted stock units under the 2014 Plan. Accordingly, the total number of ordinary shares that may ultimately be issued under rights granted under the 2023 Plan, including shares subject to outstanding grants under the 2014 Plan, shall not exceed 1,835,637,300 ordinary shares. In addition, if an award issued under the 2023 Plan is terminated or results in any shares not being issued, the unissued or reacquired shares shall again be available for issuance under the 2023 Plan. As of June 30, 2023, 736,944,200 remained available for issuance under the 2023 Plan.

The 2023 and 2014 Plans provide that they be administered by the compensation committee of the board of directors. The exercise price for stock option awards may not be less than 100% of the fair market value of the Company’s ordinary shares on the date of grant and the term of awards may not be greater than ten years. The Company determines the fair value of its ordinary shares based on the quoted market price of its ADSs. Vesting periods are determined at the discretion of the compensation committee. Awards granted to employees typically vest over two to four years and directors over one year.

2014 Equity Incentive Plan

Under the 2014 Plan the Company was authorized to grant stock options, restricted stock units and other awards, to employees, members of the board of directors and consultants. Upon effectiveness of the 2023 Plan no further awards were available to be issued under the 2014 Plan.

Options

The following is a summary of the Company’s option activity under the 2014 Plan and the 2023 Plan for the six months ended June 30, 2023:

			Weighted
			average
		Weighted	remaining
		average	contractual	Aggregate
	Number of	exercise	term	intrinsic
	ordinary shares	price	(in years)	value
Outstanding as of December 31, 2022	513,673,885	$0.02	8.7	$—
Granted	191,690,700	$—
Exercises	—	$—
Forfeited	(25,252,185)	$0.02
Outstanding at June 30, 2023	680,112,400	$0.01	8.7	$15,269
Exercisable at June 30, 2023	195,249,175	$0.03	7.1	$—

The aggregate intrinsic value of options is calculated as the difference between the exercise price of the options and the fair value of the Company’s common stock for those options that had exercise prices lower than the fair value of the Company’s common stock.

The weighted-average grant-date fair value per share of options granted during the six months ended June 30, 2023 was less than $0.01.

Option Valuation

The weighted-average assumptions that the Company used to determine the fair value of share options granted were as follows, presented on a weighted average basis:

	Six Months Ended June 30,
	2023	2022
Risk-free interest rate	3.8%	2.8%
Expected dividend yield	—	—
Expected term (in years)	6.0	6.1
Expected volatility	99.3%	76.9%

Restricted Stock Units

The 2014 Plan provided, and the 2023 Plan provides, for the award of restricted stock units (“RSUs”). RSUs are granted to employees that are subject to time-based vesting conditions that lapse between one year and two years from date of grant, assuming continued employment. The Company estimates the fair value of its time-based RSUs based on the Company’s closing ADS price on the date of grant. The Company recognizes compensation expense for RSU grants on a straight-line basis.

The following table summarizes the Company’s restricted stock activity for the six months ended June 30, 2023:

		Weighted
		average
	Number of	grant date
	ordinary shares	fair value
Unvested as of December 31, 2022	21,475,400	$0.01
Granted	407,843,000	$0.00
Vested	(10,737,700)	$0.01
Forfeited	—	$—
Unvested as of June 30, 2023	418,580,700	$0.00

The fair value of time-based RSUs that vested during the six months ended June 30, 2023 and 2022 were $126,705 and $0, respectively.

Stock-Based Compensation Expense

The Company classifies stock-based compensation expense in the statement of operations in the same manner in which the award recipients’ payroll costs are classified or in which the award recipients’ service payments are classified. Total stock-based compensation expense attributable to stock-based payments made to employees, consultants and directors included in operating expenses in the Company's condensed consolidated statements of operations and comprehensive loss for the six months ended June 30, 2023 and 2022 was as follows:

	Six Months Ended June 30,
	2023	2022
Stock-based compensation:
Research and development	$63,273	$57,398
General and administrative	478,253	164,294
Total stock-based compensation expense	$541,526	$221,692

As of June 30, 2023, total unrecognized compensation cost related to unvested share-based payment awards was $3.0 million, which is expected to be recognized over a weighted average period of 2.9 years.

NOTE 6 – Related Party Transactions

The Doctors Laboratory

The Company leases its offices in London from The Doctors Laboratory (“TDL”) and has incurred expenses of approximately $65,000 and $67,000 plus VAT during the six months ended June 30, 2023 and 2022, respectively. David Byrne, a former non-employee director of the Company, is the Chief Executive Officer of TDL and Dr. Ray Prudo, the Company’s Chairman, is the non-Executive Chairman of the Board of Directors of TDL.

The Company received laboratory testing services for its clinical trials provided by TDL and incurred expenses of approximately $18,000 and $9,000 during the six months ended June 30, 2023 and 2022, respectively. The Company recorded payable balances owed to TDL of approximately $21,000 and $23,000 as of June 30, 2023 and December 31, 2022, respectively.

Other

A non-employee director of the Company began providing business development consulting services in January 2018. The consulting agreement was terminated in November 2022. The Company incurred expenses of approximately $50,000 during the six months ended June 30, 2022. No such expenses were incurred during the six months ended June 30, 2023.

NOTE 7 – Commitments and Contingencies

Leases

The Company currently leases office space for both its U.K. and U.S headquarters on a month-to-month basis. The Company is not party to any material lease agreements.

For each of the six months ended June 30, 2023 and 2022, the Company incurred rent expense of approximately $0.1 million.

NOTE 8 – Subsequent Events

The Company considers events or transactions that occur after the balance sheet date but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. In some instances, such subsequent events may require retroactive adjustment to information reported at the balance sheet date.

ADS Ratio Change

In August 2023, the Company completed the ADS Ratio Change, as more fully described in Note 1.

U.K. Research and Development Tax Credit

In August 2023, the Company received a U.K. research and development tax credit in the amount of $2.5 million.

September 2023 Private Placement

In September 2023, the Company entered into purchase agreements to sell in a private placement to existing investors, including Dr. Ray Prudo, the Company’s Chairman, and Ms. Rachelle Jacques, the Company’s President and CEO (the “September 2023 Private Placement”) an aggregate of 551,816 ADSs at $3.30 per ADS, and pre-funded warrants (the Pre-Funded Warrants”) to purchase up to 48,387 ADSs at a purchase price per Pre-Funded Warrant of $3.10, for aggregate gross proceeds of approximately $2.0 million. The Pre-Funded Warrants are exercisable at an exercise price of $0.20 per ADS and will not expire until exercised in full. In connection with this offering, the Company agreed to issue to Paulson Investment Company, LLC, as placement agent for the September 2023 Private Placement, warrants to purchase 42,550 ADSs at an exercise price of $4.13 per ADS (representing 125% of the price per ADS in the September 2023 Private Placement) and a term expiring on September 22, 2028. Closing of the September 2023 Private Placement is expected to occur in the first week of October, 2023.